Exhibit 99.1

RISE Education Cayman Ltd Announces Results of the Extraordinary General Meeting on April 29, 2022

BEIJING, China, April 29, 2022 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), today announced the results of the Company’s extraordinary general meeting of shareholders (the “EGM”) held in Beijing today.

At the EGM, shareholders approved, through a special resolution, the transactions contemplated in the Agreement and Plan of Merger (the “Merger Agreement”), dated February 8, 2022, pursuant to which the shareholders of Dada Auto Inc. (“NaaS”) will exchange all of the issued and outstanding share capital of NaaS for newly issued shares of the Company in a transaction exempt from the registration requirements under the Securities Act of 1933 (the “Transaction”).

At the EGM, shareholders also approved, through special resolutions, certain additional Transaction-related proposals, including:

1.	change of the name of the Company from “RISE Education Cayman Ltd” to “NaaS Technology Inc.”, effective immediately prior to the consummation of the Transaction (the “Change of Name”);

2.

increase and re-designation of the authorized share capital of the Company, effective immediately prior to the consummation of the Transaction, such that following such changes, the authorized share capital of the Company will be US$25,000,000 divided into (i) 700,000,000 Class A ordinary shares of US$0.01 each; (ii) 300,000,000 Class B ordinary shares of US$0.01 each; (iii) 1,400,000,000 Class C ordinary shares of US$0.01 each and (iv) 100,000,000 shares as such class or series (however designated) as the board of directors of the Company may determine in accordance with the memorandum and articles of association of the Company (the “Variation of Share Capital”);

3.

amendment and restatement of the amended and restated memorandum and article of association of the Company, effective immediately prior to the consummation of the Transaction (the “Amendment of M&A”); and

4.

authorization of each of the directors and officers of the Company to do all things necessary to give effect to the Transaction and, effective immediately prior to the consummation of the Transaction, the Change of Name, the Variation of Share Capital and the Amendment of M&A (the “General Authorization”).

At the EGM, shareholders also approved, through an ordinary resolution, the adjournment of the EGM, if necessary or appropriate, to solicit additional proxies in the event that there are insufficient votes at the time of the EGM to to pass the special resolutions to be proposed at the extraordinary general meeting.

The voting results were as follows:

	FOR	AGAINST	ABSTAIN
The Transaction	71,636,912	38,032	71,642
- Ordinary Shares	70,800,808	0	0
- Ordinary Shares represented by ADSs	836,104	38,032	71,642
Change of Name	71,645,708	28,892	71,986
- Ordinary Shares	70,800,808	0	0
- Ordinary Shares represented by ADSs	844,900	28,892	71,986
Variation of Share Capital	71,566,274	107,200	73,112
- Ordinary Shares	70,800,808	0	0
- Ordinary Shares represented by ADSs	765,466	107,200	73,112
Amendment of M&A	71,575,894	38,232	132,460
- Ordinary Shares	70,800,808	0	0
- Ordinary Shares represented by ADSs	775,086	38,232	132,460
General Authorization	71,555,020	39,206	152,360
- Ordinary Shares	70,800,808	0	0
- Ordinary Shares represented by ADSs	754,212	39,206	152,360
Adjournment of the EGM	71,625,886	47,540	73,160
- Ordinary Shares	70,800,808	0	0
- Ordinary Shares represented by ADSs	825,078	47,540	73,160

Forward-Looking Statements

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the business combination, including the equity values, the benefits of the business combination, expected revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the business combination, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company or NaaS; (iv) risks related to disruption of management time from ongoing business operations due to the business combination; (v) the risk that any announcements relating to the business combination could have adverse effects on the market price of the Company’s securities; (vi) the risk that the business combination and its announcement could have an adverse effect on the ability of NaaS to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (vii) any changes in the business or operating prospects of NaaS or its businesses; (viii) changes in applicable laws and regulations; and (ix) risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

A further list and description of risks and uncertainties can be found in the proxy statement that was filed with the SEC by the Company in connection with the business combinations on April 4, 2022, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and NaaS, the Company and their subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For investor and media inquiries, please contact:

Investor Relations

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191